                                         SECURITIES AND EXCHANGE COMMISSION
                                               Washington, D.C. 20549

                                                      FORM 11-K

                                   Annual Report Pursuant to Section 15(d) of the
                                           Securities Exchange Act of 1934

(X)    Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
 -
       For the fiscal year ended December 31, 2002

       Commission File Number 333-81577

     A.   Full title of the plan and the address of the plan, if different from that of the issuer named  below:  The Taubman Company and Related  Entities Employee Retirement Savings Plan.

     B.   Name of the issuer of the securities held pursuant to the plan and the address of its principal  executive office:  Taubman
          Centers, Inc., 200 East Long Lake Road, Suite 300, P. O. Box 200, Bloomfield Hills, Michigan 48303-0200.

                                      THE TAUBMAN COMPANY AND RELATED ENTITIES
                                          EMPLOYEE RETIREMENT SAVINGS PLAN

                                             Financial Statements as of
                                           December 31, 2002 and 2001, and
                                        for the Year Ended December 31, 2002,
                                          Supplemental Schedule for the
                                             Year Ended December 31, 2002,
                                           and Independent Auditors' Report

TABLE OF CONTENTS
-----------------------------------------------------------------------------------------------------------------------------

                                                                                                                    Page

INDEPENDENT AUDITORS' REPORT                                                                                          1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001,
     AND FOR THE YEAR ENDED DECEMBER 31, 2002:

     Statements of Net Assets Available for Benefits                                                                  2
     Statement of Changes in Net Assets Available for Benefits                                                        3
     Notes to Financial Statements                                                                                  4 -8

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2002:

     Form 5500 Schedule H, Part IV, Line 4i - Schedule of Assets
     (held at end of year)                                                                                            9

INDEPENDENT AUDITORS' REPORT

Plan Administrator
The Taubman Company and
Related Entities Employee
Retirement Savings Plan
Bloomfield Hills, Michigan

We have audited the accompanying  statements of net assets available for benefits of The Taubman Company and Related Entities  Employee
Retirement  Savings Plan (the "Plan") as of December 31, 2002 and 2001,  and the related  statement of changes in net assets  available for benefits for the year ended December 31, 2002. These financial  statements are the  responsibility  of the Plan's  management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance  with auditing  standards  generally  accepted in the United States of America.  Those  standards require that we plan and perform the audit to obtain reasonable  assurance about whether the financial  statements are free of material misstatement.  An audit  includes  examining,  on a test  basis,  evidence  supporting  the amounts and  disclosures  in the  financial statements.  An audit also includes assessing the accounting principles used and significant  estimates made by management,  as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion,  the financial  statements  referred to above present fairly,  in all material  respects,  the net assets available for benefits  of the Plan as of  December  31,  2002 and 2001,  and the changes in net assets  available  for  benefits  for the year ended
December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial  statements  taken as a whole.  The supplemental schedule,  listed in the Table of  Contents,  is presented  for the purpose of  additional  analysis and is not a required  part of the basic financial  statements but is supplementary  information required by the Department of Labor's Rules and Regulations for Reporting
and  Disclosure  under the  Employee  Retirement  Income  Security  Act of 1974.  This  schedule  is the  responsibility  of the Plan's management.  Such schedule has been subjected to the auditing  procedures  applied in our audit of the basic 2002 financial  statements and, in our opinion,  is fairly stated in all material respects when considered in relation to the basic financial  statements taken as a whole.

   Deloitte & Touche LLP

   Detroit, Michigan

   May 29, 2003

                                        1

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------

                                                                                      December 31
                                                                             -----------------------------------
                                                                             2002                           2001
                                                                             ----                           ----

ASSETS:
    Investments  (Note 3)                                               $89,112,462                 $  103,708,258
    Receivables from participant                                            331,731                        317,523
    Receivables from employer                                               243,691                        240,943
                                                                        -----------                 --------------
NET ASSETS AVAILABLE
   FOR BENEFITS                                                         $89,687,884                 $  104,266,724
                                                                        ===========                 ==============

                       See notes to financial statements.

                                        2

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002
-------------------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS AT THE
   BEGINNING OF THE YEAR                                               $     104,266,724
                                                                       -----------------

ADDITIONS:
   Basic employee contributions                                                3,991,048
   Employer contributions                                                      3,032,112
   Investment income:
       Interest and dividend                                                   2,617,830

   Loan interest income                                                          204,040
                                                                       -----------------
       Total additions                                                 $       9,845,030

DEDUCTIONS:
   Net depreciation in fair value of
         investments (Note 3)                                                 14,295,847
   Benefit payments and withdrawals                                           10,128,023
                                                                       -----------------
       Total Deductions                                                $      24,423,870

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS AT THE
   END OF THE YEAR                                                     $      89,687,884
                                                                       =================

                       See notes to financial statements.

                                        3

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
------------------------------------------------------------------------------------------------------------------------------

1.   THE PLAN

     The  Taubman  Company  (Company)  and Related  Entities  Employee  Retirement  Savings  Plan (Plan) is designed to enable  certain employees of the  participating  companies to  systematically  save funds to supplement their retirement  incomes through a salary reduction  agreement.  The Plan has been amended and restated several times, the latest amendment and restatement being January 1,
     2001, to comply with tax regulations and enhance benefits.

     Related  Entities - These are affiliated  companies which have approved the Plan and have been accepted for  participation  by the
     -----------------
     Company.

     Participants  - Employees  of the  Company  and  Related  Entities  become  participants  if they are not covered by a  collective
     ------------
     bargaining  agreement,  are 21 years old, and have completed their  probationary  period.  Entry is permitted monthly on the first day of the month  following  the 90  consecutive  days of employment  probationary  period.  An  individual  who is employed as an on-call or temporary  employee shall be eligible to participate in the Plan if the individual  completes 1,000 hours of service in a Plan year.  As of December 31, 2002 and 2001, there were 1,485 and 1,489 participants, respectively, in the Plan.

     Basic Employee Contributions - A participant who elects to contribute to the Plan may make basic  contributions from 3% to 25% of
     ----------------------------
     compensation,  subject to the  limitations  specified  in the Plan and by tax  regulations.  The  maximum  contribution  of 25% is subject to the results of the actual deferral percentage test as defined in the Plan and,  therefore,  can vary from year to year.
     Effective  October 1, 2002,  all Employees who are eligible to make Basic and  Supplemental  Contributions  under the Plan and who have attained age 50 before the close of the Plan year are eligible to make Catch-up  contributions in accordance with and subject to the limitations of Section 414(v) of the Code. Voluntary participant  contributions in excess of the basic contribution are not permitted.  In addition,  contributions may be rolled over from other qualified pension or profit-sharing  plans at the discretion of the Plan's administrative  committee.  No after-tax contributions are permitted except to recharacterize employee contributions in order to satisfy the nondiscrimination tests.

     Employer  Contributions  - A  monthly  employer  contribution,  subject  to  the  limitations  specified  in the  Plan  and by tax
     -----------------------
     regulations, is made by the applicable participating company.  The amount contributed is the following percentage of compensation:

                                 Basic                                           Employer
                             Contribution                                      Contribution
                              Percentage                                        Percentage

                                   0%                                                2%
                                   3                                                 3
                                   4                                                 4
                                   5                                                 5
                                   6                                                 6
                               7 or more                                             7

     The Company also makes a supplemental employer contribution subject to limitations specified in the Plan and by tax regulations.

                                        4

     Vesting - Other than company  contributions,  participant  account balances are 100% vested.  Company  contributions are vested as
     -------
     follows:

                                Full Years
                                    of                                               Vesting
                                  Service                                          Percentage

                                     1                                                 10%
                                     2                                                 30
                                     3                                                 50
                                     4                                                 70
                                 5 or more                                            100

     Participants  receive a year of vesting  service as of each  anniversary of their hire date. The employee  becomes fully vested at retirement age, defined by the Plan as 65, or upon death or disability while employed.

     Forfeitures - Nonvested  contributions become forfeitures at the point the participant terminates  employment.  Forfeitures reduce
     -----------
     the cash required by the participating companies to fund their contributions.

     Allocations  - Participants' accounts are valued daily.
     -----------

     Participant  Loans - A  participant  may have a maximum  of two  loans,  one  obtained  during  any 12 month  period,  at rates so
     ------------------
     stipulated by the Plan's  administrative  committee.  The sum of all loans to a participant cannot exceed the lesser of 50 percent of the total vested accrued benefits of the participant or $50,000 reduced by the highest  outstanding balance of loans during the one-year  period  ending  on the day  before  the  loan  is  granted.  Plan  earnings  are not  allocated  to the  portion  of the participant's  account balance  borrowed.  However,  interest paid by the participant is credited to the individual  participant's account balances.

     Withdrawals - A participant may withdraw an amount from his voluntary  contribution  balance,  rollover, or prior Trust balance. A
     -----------
     participant  who has attained age 65 may also  withdraw  amounts  credited to his Elective  Deferral  Account,  Employer  Matching
     Contribution Account, and Supplemental Employer Contribution Account.

     Once during any 12 month period, a participant may request a hardship withdrawal from his basic contribution  account or, if fully vested,  his  employer  contribution  accounts  as  defined  in  the  Plan.  The  hardship  withdrawal  must  be  approved  by the administrative  committee  and,  once  permitted,  the  participant  cannot  contribute to the Plan during the following 6 months.
     Effective for Plan Years prior to January 1, 2002, the suspension period for elective deferrals and employee  contributions was 12 months after the receipt of the hardship distributions.

     Benefit  Payments - A  participant's  account  becomes  payable  as soon as the  paperwork  is  submitted  to the  record  keeper.
     -----------------
     Retirement  benefits are payable in a lump-sum,  fixed periodic  payments,  or an annuity,  as selected by the participant.  Other benefit payments are made in lump-sum distributions.  All vested benefits transfer to beneficiaries upon death of the participant.

     For a complete  description of vesting and benefit provisions,  reference should be made to the Plan document,  which is available to all participants.

                                        5

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.
     -------------------

     Investments - The investments of the Plan are stated at fair value, as determined by quoted market prices.
     -----------

     Net  Appreciation/Depreciation on Investments  includes net unrealized  gains and losses in accordance with the policy of stating
     ---------------------------------------------
     investments at fair values.

     Payment of Benefits - Benefits are recorded when paid.
     -------------------

     Security  Transactions  - Purchases and sales are accounted  for on the trade date.  Interest and dividend  income are reported as
     ----------------------
     earned on an accrual basis.  Net gains and losses are computed using the average cost.

     Administrative Expenses - All administrative expenses of the Plan are currently being paid by the participating companies.
     -----------------------

     Use of Estimates - The  preparation of financial  statements in conformity with accounting  principles  generally  accepted in the
     ----------------
     United States of America  requires  management to make estimates and  assumptions  that affect the reported  amounts of net assets available  for benefits  and changes  therein.  Actual  results  could  differ from those  estimates.  The Plan  utilizes  various investment  instruments.  Investment  securities,  in general,  are exposed to various risks, such as interest rate,  credit,  and overall market  volatility.  Due to the level of risk associated with certain  investment  securities,  it is reasonably  possible that changes in the values of investment  securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

                                        6

3.   INVESTMENTS

     Vanguard Fiduciary Trust Company is the Plan Trustee.  Vanguard Group of Investment  Companies,  as agent for the Plan Trustee, is the  recordkeeper  and provider of  investment  funds for the Plan.  The Plan enters into  transactions  with  parties-in-interest such as trustees or fund managers.  With the exception of the investment in Taubman  Centers,  Inc. - a company stock fund and the
     Participant Loans, the following Plan investments are held by Vanguard,  the fund manager and trustee.  Investments are summarized by category  below,  with  investments  representing  5% or more of the Plan's net assets at the beginning of the year  separately identified.

                                                                                     December 31
                                                                              ----------------------------
                                                                              2002                    2001
                                                                              ----                    ----
Investments  at fair value -
         Retirement Savings Trust                                        $25,373,796 *          $   24,789,036 *

         Company Stock Fund -Taubman Centers, Inc.                       $ 1,665,223            $    1,448,991

     Registered Investment Companies:
         Money Market Fund -
           Prime Portfolio                                               $ 3,454,611            $    3,178,336
         Bond Fund -
           Long-Term Corporate Portfolio                                      -0-                    2,805,173
            Total Bond Market Index                                        4,106,912
         Balanced Fund -
           Wellington                                                     10,308,171  *             11,568,500 *
         Domestic Equity Funds -
           Explorer                                                        4,146,788                 5,950,553 *
           500 Portfolio Index Trust                                      25,954,462  *             35,681,693 *
           Growth Index                                                    2,546,883                 3,849,479
           U.S. Growth                                                     2,171,416                 3,739,440
           Small-Cap Index                                                 1,614,378                 1,499,416
           Extended Market Index                                             665,896                   956,484
           Value Index                                                       716,926                   786,006
         Foreign Equity Fund -
           International Growth                                            1,769,234                 2,078,872
         REIT Index Portfolio                                              2,102,910                 2,726,314
                                                                        ------------            --------------
           Total Registered Investment Companies                        $ 59,558,587            $   74,820,266

         Participant Loans                                                 2,514,856                 2,649,965
                                                                        ------------            --------------
                                                                        $ 89,112,462            $  103,708,258
                                                                        ============            ==============

         * Represents 5% or more of net assets available for benefits.

                                        7

3.       INVESTMENTS - CONTINUED

     Net appreciation (depreciation) in fair value of Investments for the year ended December 31, 2002 is as follows:

              Bond Funds -
                Long-Term Corporate Portfolio                            $         9,712
                 Total Bond Market Index                                          82,909
              Balanced Fund -
                Wellington                                                    (1,207,446)
              Domestic Equity Funds -
                Explorer                                                      (1,467,646)
                500 Portfolio Index Trust                                     (8,251,657)
                Growth Index                                                    (914,334)
                U.S. Growth                                                   (1,333,331)
                Small-Cap Index                                                 (399,581)
                Extended Market Index                                           (189,698)
                Value Index                                                     (213,452)
              Foreign Equity Fund -
                International Growth                                            (432,234)
              REIT Index Portfolio                                              (116,898)
              Company Stock Fund                                                 137,809
                                                                         ---------------
                                                                         $   (14,295,847)
                                                                         ===============

4.  TERMINATION OF THE PLAN

     In accordance with the Plan, if a participating  company withdraws from or terminates the Plan, all employees of such company will become fully vested in their contribution  account balances.  In the event of termination,  the administrative  committee,  in its sole  discretion,  may direct  payment of such  amounts in cash,  in assets of the Plan,  or in the form of  immediate or deferred payment annuity contracts.

5.  TAX STATUS

     The Internal  Revenue  Service has  determined  and informed the Company by letter dated  September  20, 2002,  that the Plan,  as amended and restated on January 1, 2001,  meets the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code and is
     exempt from federal  income tax under Section  501(a) of the Code.  The Plan has since been amended and in  management's  opinion, the Plan continues to be administered in accordance with the requirements of such sections.

6.  RELATED-PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by Vanguard  Fiduciary Trust.  Vanguard Fiduciary Trust is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  These are exempt from the prohibitive transaction rules.

                                        8

SCHEDULE OF ASSETS  (HELD at end of year)
FORM 5500 SCHEDULE H, Part IV, Line 4i                                                      Employer Number   38-3081510
AS OF DECEMBER 31, 2002                                                                     Plan Number              001
--------------------------------------------------------------------------------------------------------------------------------
NAME OF ISSUER                            DESCRIPTION OF INVESTMENTS                                          CURRENT VALUE

*   Vanguard                                500 Portfolio Index Trust
                                              Stock Fund                                                    $    25,954,462
*   Vanguard                                Retirement Savings Trust                                             25,373,796
*   Vanguard                                Wellington, Stock and Bond
                                              Balanced Fund                                                      10,308,171
*   Vanguard                                Explorer, Stock Fund                                                  4,146,788
*   Vanguard                                Extended Market Index Trust,
                                              Stock Fund                                                            665,896
*   Vanguard                                Growth Index Trust, Stock Fund                                        2,546,883
*   Vanguard                                Prime Portfolio, Money
                                              Market Fund                                                         3,454,611
*   Vanguard                                Total Bond Market Index
                                              Bond Fund                                                           4,106,912
*   Taubman Centers, Inc.                   Company Stock Fund                                                    1,665,223
*   Vanguard                                International Growth, Stock Fund                                      1,769,234
*   Vanguard                                U.S. Growth, Stock Fund                                               2,171,416
*   Vanguard                                Small Cap, Stock Fund                                                 1,614,378
*   Vanguard                                REIT Index Portfolio, Real Estate Fund                                2,102,910
*   Vanguard                                Value Index Trust Stock Fund                                            716,926
*   Loans to 284 participants               Participant borrowings against their
                                              individual account balances,
                                              interest rates from 5.25% to
                                              10.5% and maturing through
                                              November 2012                                                       2,514,856
                                                                                                            ---------------
    Total                                                                                                   $    89,112,462
                                                                                                            ===============

*   Denotes party-in-interest

                                        9

                                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized on the 23rd day of June 2003.

                                                             THE TAUBMAN COMPANY AND RELATED
                                                             ENTITIES EMPLOYEE RETIREMENT
                                                             SAVINGS PLAN

                                                            By:  Vanguard Fiduciary Trust Company,
                                                            as Trustee:

                                                            By: /s/  Dennis Simmons
                                                             ----------------------------------

                                                            Its:  Principal
                                                            -----------------------------------

                                       10

 EXHIBIT INDEX

     Exhibit
     Number                   Description

     23        --      Consent of Deloitte & Touche LLP

     99.1      --      Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

     99.2      --      Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

                                       11